

2024 REPORT

# Keepers

LETTER

## Dear investors,

Thank you for your continued support and belief in Keepers. I want to take a moment to update you on our progress in 2024 and share where we are heading next.

This past year was foundational. We finalized and launched our new app, giving us the technology backbone to support real operational scale. We expanded into Texas, grew our presence in Alaska, and built powerful internal systems to streamline and automate our operations. These moves were intentional and strategic. They prepared us to grow faster, with quality and control at the core of everything we deliver.

We crossed seven hundred thousand dollars in revenue since launch and doubled our property portfolio last month. Operators are not only staying with us, they are growing with us. The demand for

automation is strong, and we are confident in the strength of our model.

Like any early company, we made hard choices. We focused on building the right foundation instead of chasing short-term volume. That decision has put us in a position to now scale with efficiency and consistency.

In 2025, we are launching Florida. It is the largest short-term rental market in the world, and we are ready. With strong traction, real technology, and growing operational depth, we are now raising to accelerate our growth and bring Keepers to more markets.

Thank you for being part of this journey. Your partnership has made this possible, and I look forward to sharing what comes next.

**We need your help!**

Capital to Scale
We're raising to expand into high-opportunity markets like Florida, grow our team, and continue developing the automation layers that drive margin and defensibility. The product is built, and we're now unlocking distribution.

Strategic Talent
We're looking for operational leaders and technical talent who understand automation at scale, especially those with experience in logistics, marketplaces, or proptech. This is a systems business, and we're hiring for leverage. Introductions to Portfolio-Scale STR Operators

We're built for scale. If you know operators managing 5+ properties who are still using manual processes, we want to talk to them and make their lives a whole lot easier.

Sincerely,

*Carleena Andrepont*

CEO



# How did we do this year?

**REPORT CARD**

**B+**

### ☺ The Good

We are finalizing the build of our new product, including a new app, operational dashboard, and features

We launched in Texas and successfully expanded in Alaska, growing our operational footprint in two very different STR markets.

We also invested heavily in our internal systems building the operations tech that allows us to run in multi-market.

### ☹ The Bad

We were deliberate, and at times, that meant slower revenue growth than we could have chased.

Instead of scaling aggressively without infrastructure, we focused on building a foundation we knew would support national expansion.

And like any early-stage company, we felt the learning curve, in staffing, systems, and market timing.

# 2024 At a Glance

### January 1 to December 31


$$$$

**$337,002 +92X**
Revenue



**-$532,212**
Net Loss


IOU!

**-$5,221 [295%]**
Short Term Debt



**$585,000**
Raised in 2024



**$66,000**
Cash on Hand
As of 04/ 8/05

# We ❤ Our 30 Investors

### Thank You For Believing In Us

| | | | | | |
|---|---|---|---|---|---|
| Hatem Rowaihy | Mark Bruckner | Melissa M Hereford | Cody Heisinger | Maryalice Turletes | Jacqueline Summers |
| Michael Zemke Jr | Matthew J Vinez | Alexis Benoit | Brian Haberly | Jennifer Andrepont | Bob P |



Janice Rice
Mitchell Rohloff
Aaron Nelsen
Aaron Portie
Terry Ameline
Mitch Duos
Kelly Boyett
Tracey Sager
Edmund J Deville
XAOS Finance
Linda Janes
Whitney Esteban
Mushaim Ramzan
Gaeden Ames
Tony Shurter

# Thank You!

## From the Keepers Team

C

**Carleena Andrepont** in

CEO

Carleena has spent the last 20+ years in senior executive roles in publicly traded companies overseeing billions of dollars in financial management and solving...

# Details

## The Board of Directors

| Director | Occupation | Joined |
| --- | --- | --- |
| Carleena Andrepont | CEO @ Keepers | 2022 |

## Officers

| Officer | Title | Joined |
|---------|-------|--------|
| Carleena Andrepont | Secretary  President  CFO  Treasurer  CEO  Vice President  Clerk  Comptroller | 2022 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|--------|-----------------|--------------|
| Carleena ANdrepont | 1,350 common stock | 90.0% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|------|--------|----------|-----------|
| 06/2020 | $300,000 | Safe | Section 4(a)(2) |
| 10/2022 | $100,000 | Safe | Other |
| 08/2023 | $61,200 | | 4(a)(6) |
| 12/2023 | $100,000 | Safe | Section 4(a)(2) |
| 04/2024 | $585,000 | Safe | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

None.

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|-------------------|-----------------------------------|------------------------------------|---------------|
| Common Stock | 1,500 | 1,500 | Yes |

Warrants:     0
Options:      0

## Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Keepers may never receive future investments which would limit the ability to scale at a fast rate.

Keepers is a startup pre-seed company, currently Keepers has no revenue and is launching in the very near future.

Keepers scale rate depends on factors which can include, investment, staffing, technology, and market saturation. If Keepers cannot scale we remain in a limited market, limiting revenues.

Keepers may scale at a slower rate than currently forecasted due to numerous factors, and revenue may be lower than forecasted.

We may need to raise more money sooner than the original plan due to operational activity, and the nature of startups.

Keepers has the potential to not raise more funds which will limit the ability to scale and limit the investment growth.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❔ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❔
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Keepers US Inc

Delaware Corporation
Organized June 2022
3 employees
314 Jefferson St
Lafayette LA 70501 www.usekeepers.com

## Business Description

Refer to the Keepers profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Keepers has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

**All prior investor updates**

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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